United States
Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.3)

Algoma Steel Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

01566M 20 4
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122-5525  (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b) (3) or (4), check the
following box. (   )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-1 (a) for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act or 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1	Name of Reporting Person		Howard Amster


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power		  1,221,060
Shares
Beneficially	8	Shared Voting Power	 	     283,878
Owned by
Each		9	Sole Dispositive Power	  1,221,060
Reporting
Person 	          10	Shared Dispositive Power	     283,878


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							 1,566,107

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 4.22  %


14	Type of Reporting Person	IN









1	Name of Reporting Person		Amster Trading Company


2	If a Member of a Group	a)	/     /
					b)        /X /


3	SEC Use Only


4	Source of Funds		WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		204,386
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	204,386


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							101,686

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .27 %


14	Type of Reporting Person		CO








1	Name of Reporting Person		Amster Trading Company
						Charitable Remainder Unitrust

2	If a Member of a Group	a)	/     /
					b)        /X /


3	SEC Use Only


4	Source of Funds		AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		102,700
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	102,700


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							102,700

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .28 %


14	Type of Reporting Person		OO







1	Name of Reporting Person		Pleasant Lake Apts. Corp.


2	If a Member of a Group	a)	/    /
					b)        /X/


3	SEC Use Only


4	Source of Funds		WF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		79,492
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	79,492


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							79,492

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .21  %


14	Type of Reporting Person		CO









1	Name of Reporting Person	Pleasant Lakes Apts. Ltd. Partnership


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		OO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		79,492
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	79,492


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							79,492

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .21  %


14	Type of Reporting Person		OO








1	Name of Reporting Person		Ramat Securities Ltd.


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		WF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power		345,047
Shares
Beneficially	8	Shared Voting Power
Owned by
Each		9	Sole Dispositive Power	345,047
Reporting
Person 	          10	Shared Dispositive Power


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							345,047

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .93  %


14	Type of Reporting Person		BD







There are no changes to the Schedule 13D, as amended except as set forth in this third amendment.

Item 2.		Identity and Background

Amster Trading Company Charitable Remainder Unitrust has been
100 % funded by the Amster Trading Company.  Because Amster
Trading Company has the right to change the trustee of this trust, Amster Trading company can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Amster Trading Company receives certain income distributions from the trust during its lifetime, the assets owned by the trust benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owed by this trust. Howard Amster acts as sole trustee for the Amster Trading Company Charitable Remainder Unitrust.

Amster Trading Company Charitable Remainder Unitrust
25812 Fairmount Blvd., Beachwood, Ohio 44122-2214
Charitable Remainder Unitrust
Investments

d)	Neither the trust or trustee of the Amster Trading Company
Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the trust or the trustee of the Amster Trading
Company Charitable Remainder Unitrust has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the described in Item 2 of
Schedule 13D within the last five years.

a)	Howard Amster as trustee for:
	Amster Trading Company Charitable Remainder Unitrust

b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122

c)	Present Principal occupation- Real Estate Operator
	23811 Chagrin Blvd., #200, Beachwood, Ohio 44122

d)	Howard Amster has not been convicted in any criminal
proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.



e)	Howard Amster has not been a party to any civil proceedings
of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Item 3.		Source and Amount of Funds or other Consideration

Howard Amster, in his retirement account purchased all shares without borrowing. The total consideration for the purchases reported on this amendment is $ 135,183.21 bringing Mr.
Amster's current investment in the common shares to $ 1,785,920.98.

Amster Trading Company Charitable Remainder Unitrust purchased all Algoma Steel, Inc. common shares with trust assets without borrowing. The total consideration for the purchase of the common shares is $ 140,813.93.

Ramat Securities Ltd. purchased all Algoma Steel, Inc. common shares with working capital without borrowing. The total consideration for the purchases reported on this amendment is $ 4,974.86 bringing Ramat Securities Ltd. current investment in the common shares (less shares sold, see Item 5.c.) to $ 906,414.97.

Item 4.		Purpose of Transaction
Algoma Steel, Inc. issued additional common shares pursuant to a common share offering. The offering was completed on or about February 26, 2004. Including the underwriters option to purchase additional common shares, brought the total outstanding common shares outstanding to 37,084,959.

As a consequence of Algoma Steel, Inc. increased common shares outstanding, Howard Amster, Amster Trading Company,
Amster Trading Company Charitable Remainder Unitrust,
Pleasant Lake Apts. Ltd. Partnership, and Ramat Securities Ltd.
cease to be the beneficial owners of more than five percent of the common shares stock of Algoma Steel, Inc.










Howard Amster, Amster Trading Company,
Amster Trading Company Charitable Remainder Unitrust,
Pleasant Lake Apts. Corp., Pleasant Lake Apts. Ltd.
Partnership and Ramat Securities Ltd. may be deemed to be a group.

		a)	Any member of the group might acquire additional
		shares or other securities of the Issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstance

Item 5.		Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by the Reporting Persons is
1,849,985 common shares or 4.98 % of the outstanding shares.

Howard Amster in his individual retirement account owns 1,221,060 common shares or 3.29 % of the outstanding shares.

Amster Trading Company owns 101,686 new common shares or ..27 % of the common shares outstanding.

Amster Trading Company Charitable Remainder Unitrust owns
102,700 common shares or .28 % of the common shares outstanding.

Pleasant Lake Apts. Ltd. Partnership owns 79,492 new common shares or .21 % of the common shares outstanding.

Ramat Securities Ltd. owns 345,047 common shares or ..93 % of the new common shares outstanding.















c)


Shares Bought
									Executing
			Date		Shares		Price		Broker
			05/20/03	  6,400		1.3548		Ramat Securities
Howard Amster	05/21/03	17,600		1.3378		Ramat Securities
Individual		05/22/03	20,600		1.3591		Ramat Securities
Retirement Account	05/23/03	25,000		1.3803		Ramat Securities
			05/27/03	  8,900		1.4925		Ramat Securities
			06/09/03	20,000		1.3486		Ramat Securities

Amster Trading Co.	05/28/03	11,600		1.526		Ramat Securities
Charitable 		05/29/03	15,000		1.4698		Ramat Securities
Remainder Unitrust	05/30/03	12,500		1.4476		Ramat Securities
			06/02/03	14,300		1.4177		Ramat Securities
			06/03/03	15,000		1.2435		Ramat Securities
			06/04/03	16,000		1.2904		Ramat Securities
			06/05/03	18,300		1.2654		Ramat Securities

Ramat Securities	 05/21/03	  3,700		1.3445		Ramat Securities
Ltd.


Shares Sold
								Executing
			Date		Shares		Price		Broker
Ramat Securities	10/16/02	31,000		3.2715		Ramat Securities
Ltd.			10/23/02	70,000		3.2721		Ramat Securities




e)	Howard Amster, Amster Trading Company, Amster Trading Company
Charitable Remainder Unitrust, Pleasant Lake Apts. Ltd., Ramat Securities Ltd., cease to be beneficial owners of more than 5 % of Algoma
Steel, Inc. common share stock on or about February 26, 2004.





Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		April 28, 2004


/s/
Howard Amster


/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company
Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


/s/
Pleasant Lake Apts. Limited Partnership
By:	Howard Amster
Title:	President of Pleasant Lake Apts. Corp, the General Partner


/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal